November 24, 2004


Via Facsimile (650) 833-1354 and U.S. Mail

Henry Lesser, Esq.
Gray Cary Ware & Freidenrich LLP
2000 University Avenue
East Palo Alto, California 94303

Re:	Home Products International Inc.
	Schedule TO-T filed November 12, 2004
	By Storage Acquisition Company, LLC.
      File No. 5-41444

Dear Mr. Lesser:

      We have reviewed the above-referenced filing and have the following comments.

General

1. What consideration was given to the applicability of Rule 13e-3 to the pending transaction? In this regard, we note that the members of the filing group own approximately 8% of the outstanding shares of the company. In your response, please advise us regarding the method for calculating record ownership. We note from disclosure that the company has informed the purchaser that record ownership is less than 300. We may have further comment.

2. What consideration was given to whether the "filing persons - other persons" should also be identified as offerors on the Schedule TO? We note that these entities control the actions of the Identified offerors.

Section 2. Acceptance for Payment . . ., page 13

3. We note you state you will make payment "as soon as possible."
Please revise here, and elsewhere as applicable, to make clear that you will pay unit holders promptly. Refer to Exchange Act Rule 14e-1(c). Please make corresponding changes throughout the document, as appropriate.

Section 3. Procedures for Tendering Shares, page 14

Determination of Validity, page 15

4. We note you state that the purchaser may waive any condition of the Offer or any defect or irregularity in the tender of any particular Shares or any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. Please revise the disclosure to clarify that the waiver of a material condition would be viewed as a material amendment to your offer, which would require dissemination and an extension of your offer to ensure at least five business days remain prior to expiration. Please carefully review the document and make corresponding revisions elsewhere as appropriate.

5. In addition, please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender of securities, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate. Make corresponding changes to Instruction 10 to your Letter of transmittal.

Section 5 Certain Federal Income Tax Matters, page 16

6. Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences.

7. Please eliminate the statement in the first paragraph that the discussion is a "general summary." We believe this statement might suggest that unit holders may not rely on the description of material tax consequences included in the offering document.

Section 10. Source and Amount of Funds, page 22

8. We note that the Investors agreement contemplates that additional members may be added. Please confirm your understanding that any such additional members will be added as bidders on the Schedule TO.

Section 14. Conditions of the offer, page 36

9. Please revise your disclosure to clarify that all conditions of the offer, other than those relating to necessary governmental approvals, must be satisfied or waived prior to expiration. As currently disclosed, you appear to retain the right to assert a condition following expiration of the offer but prior to acceptance of payment.

10. We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions